UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Immersion Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

452521107
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 844,705
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 844,705
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 844,705
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON RCG PB, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 694,222
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 694,222
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 694,222
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON RAMIUS ENTERPRISE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 295,173
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 295,173
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 295,173
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 844,705
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 844,705
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 844,705
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 989,395
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 989,395
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 989,395
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,834,100
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,834,100
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,834,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,834,100
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,834,100
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,834,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,834,100
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,834,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,834,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,834,100
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,834,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,834,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,834,100
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,834,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,834,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,834,100
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,834,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,834,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 452521107

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 shall be deemed to amend and restate in their entirety Items 2, 3 and 5, add to Item 6 the existence of a new joint filing agreement among the Reporting Persons and add an additional exhibit to Item 7 of the Schedule 13D.  The primary purpose of amending the Schedule 13D is to remove Parche, LLC (“Parche”) as a Reporting Person and to add RCG PB, Ltd. as a Reporting Person as a result of a restructuring of the Reporting Persons' ownership in the Issuer, through which Parche transferred its holdings in the Issuer to Ramius Enterprise Master Fund Ltd (which owned 100% of the economic interests in Parche) and Ramius Value and Opportunity Master Fund Ltd transferred certain of its holdings in the Issuer to RCG PB, Ltd.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by:

(i)	Ramius Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Value and Opportunity Master Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Ramius Enterprise Master Fund Ltd, a Cayman Islands exempted company (“Enterprise Master Fund”), with respect to the Shares directly and beneficially owned by it;

(iii)	RCG PB, Ltd., a Cayman Islands exempted company (“RCG PB”), with respect to the Shares directly and beneficially owned by it;

(iv)	Ramius Advisors, LLC, a Delaware limited liability company (“Ramius Advisors”), who serves as the investment advisor of Enterprise Master Fund and RCG PB;

(v)	RCG Starboard Advisors, LLC, a Delaware limited liability company (“RCG Starboard Advisors”), who serves as the investment manager of Value and Opportunity Master Fund;

(vi)	Ramius LLC, a Delaware limited liability company (“Ramius”), who serves as the sole member of each of RCG Starboard Advisors and Ramius Advisors;

(vii)	C4S & Co., L.L.C., a Delaware limited liability company (“C4S”), who serves as managing member of Ramius;

(viii)	Peter A. Cohen, who serves as one of the managing members of C4S;

(ix)	Morgan B. Stark, who serves as one of the managing members of C4S;

(x)	Thomas W. Strauss, who serves as one of the managing members of C4S; and

(xi)	Jeffrey M. Solomon, who serves as one of the managing members of C4S.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

CUSIP NO. 452521107

(b)           The address of the principal office of each of Ramius Advisors, RCG Starboard Advisors, Ramius, C4S, and Messrs. Cohen, Stark, Strauss and Solomon is 599 Lexington Avenue, 20th Floor, New York, New York 10022.

The address of the principal office of each of Value and Opportunity Master Fund, Enterprise Master Fund and RCG PB is c/o Citco Fund Services (Cayman Islands) Limited, Corporate Center, West Bay Road, Grand Cayman, Cayman Islands, British West Indies.  The officers and directors of Value and Opportunity Master Fund and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.  The officers and directors of Enterprise Master Fund and their principal occupations and business addresses are set forth on Schedule C and incorporated by reference in this Item 2.  The officers and directors of RCG PB and their principal occupations and business addresses are set forth on Schedule D and incorporated by reference in this Item 2.

(c)           The principal business of each of Value and Opportunity Master Fund, Enterprise Master Fund and RCG PB is serving as a private investment fund.  Value and Opportunity Master Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Each of Enterprise Master Fund and RCG PB has been formed for the purpose of making equity and debt investments.  The principal business of RCG Starboard Advisors is acting as the investment manager of Value and Opportunity Master Fund.  The principal business of Ramius Advisors is acting as the investment advisor of Enterprise Master Fund and RCG PB.  Ramius is engaged in money management and investment advisory services for third parties and proprietary accounts and serves as the sole member of each of RCG Starboard Advisors and Ramius Advisors.  C4S serves as managing member of Ramius.  Messrs. Cohen, Strauss, Stark and Solomon serve as co-managing members of C4S.

(d)          No Reporting Person, nor any person listed on Schedule B, Schedule C or Schedule D, each annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule B, Schedule C or Schedule D, each annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Cohen, Stark, Strauss, and Solomon are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Value and Opportunity Master Fund, RCG PB and Enterprise Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 1,834,100 Shares beneficially owned in the aggregate by Value and Opportunity Master Fund, RCG PB and Enterprise Master Fund is approximately $7,445,000, excluding brokerage commissions.

CUSIP NO. 452521107

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 27,957,359 Shares outstanding, as of April 30, 2009, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 6, 2009.

A.	Value and Opportunity Master Fund

(a)	As of the close of business on October 2, 2009, Value and Opportunity Master Fund beneficially owned 844,705 Shares.

Percentage: Approximately 3.0%.

(b)	1. Sole power to vote or direct vote: 844,705
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 844,705
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Value and Opportunity Master Fund since the filing of the Schedule 13D are set forth in Schedule A and are incorporated by reference.

B.	RCG PB

(a)	As of the close of business on October 2, 2009, RCG PB beneficially owned 694,222 Shares.

Percentage: 2.5%.

(b)	1. Sole power to vote or direct vote: 694,222
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 694,222
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by RCG PB since the filing of the Schedule 13D are set forth in Schedule A and are incorporated by reference.

C.	Enterprise Master Fund

(a)	As of the close of business on October 2, 2009, Enterprise Master Fund beneficially owned 295,173 Shares.

Percentage: 1.1%.

(b)	1. Sole power to vote or direct vote: 295,173
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 295,173
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Enterprise Master Fund since the filing of the Schedule 13D are set forth in Schedule A and are incorporated by reference.

CUSIP NO. 452521107

D.	Ramius Advisors

(a)
Ramius Advisors, as the investment advisor of Enterprise Master Fund and RCG PB, may be deemed the beneficial owner of the (i) 295,173 Shares owned by Enterprise Master Fund and (ii) 694,222 Shares owned by RCG PB.

Percentage: 3.5%.

(b)	1. Sole power to vote or direct vote: 989,395
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 989,395
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors did not enter into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of RCG PB and Enterprise Master Fund since the filing of the Schedule 13D are set forth in Schedule A and incorporated by reference.

E.	RCG Starboard Advisors

(a)	RCG Starboard Advisors, as the investment manager of Value and Opportunity Master Fund may be deemed the beneficial owner of the 844,705 Shares owned by Value and Opportunity Master Fund.

Percentage: Approximately 3.0%.

(b)	1. Sole power to vote or direct vote: 844,705
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 844,705
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors did not enter into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares since the filing of the Schedule 13D on behalf of Value and Opportunity Master Fund are set forth in Schedule A and are incorporated by reference.

F.	Ramius

(a)
Ramius, as the sole member of each of RCG Starboard Advisors and Ramius Advisors, may be deemed the beneficial owner of the (i) 844,705 Shares owned by Value and Opportunity Master Fund, (ii) 694,222 Shares owned by RCG PB and (iii) 295,173 Shares owned by Enterprise Master Fund.

Percentage: Approximately 6.6%.

(b)	1. Sole power to vote or direct vote: 1,834,100
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,834,100
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius did not enter into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares since the filing of the Schedule 13D on behalf of Value and Opportunity Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

CUSIP NO. 452521107

G.	C4S

(a)
C4S, as the managing member of Ramius, may be deemed the beneficial owner of the (i) 844,705 Shares owned by Value and Opportunity Master Fund, (ii) 694,222 Shares owned by PCG PB and (iii) 295,173 Shares owned by Enterprise Master Fund.

Percentage: Approximately 6.6%.

(b)	1. Sole power to vote or direct vote: 1,834,100
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,834,100
4. Shared power to dispose or direct the disposition: 0

(c)
C4S did not enter into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares since the filing of the Schedule 13D on behalf of Value and Opportunity Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

H.	Messrs. Cohen, Stark, Strauss and Solomon

(a)
Each of Messrs. Cohen, Stark, Strauss and Solomon, as the managing members of C4S,  may be deemed the beneficial owner of the (i) 844,705 Shares owned by Value and Opportunity Master Fund, (ii) 694,222 Shares owned by RCG PB and (iii) 295,173 Shares owned by Enterprise Master Fund.

Percentage: Approximately 6.6%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,834,100
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,834,100

(c)
None of Messrs. Cohen, Stark, Strauss or Solomon entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares since the filing of the Schedule 13D on behalf of Value and Opportunity Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

CUSIP NO. 452521107

On October 5, 2009, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following exhibit:

Exhibit 99.1
Joint Filing Agreement by and among Ramius Value and Opportunity Master Fund, Ltd, RCG PB, Ltd., Ramius Enterprise Master Fund Ltd, RCG Starboard Advisors, LLC, Ramius Advisors, LLC, Ramius LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, and Jeffrey M. Solomon, dated October 5, 2009.

CUSIP NO. 452521107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 5, 2009

RAMIUS VALUE AND OPPORTUNITY
MASTER FUND LTD
By: RCG Starboard Advisors, LLC,
       its investment manager

RCG PB, LTD.
By: Ramius Advisors, LLC,
       its investment advisor

RAMIUS ENTERPRISE MASTER FUND LTD
By: Ramius Advisors, LLC,
       its investment advisor

RCG STARBOARD ADVISORS, LLC By: Ramius LLC, its sole member RAMIUS ADVISORS, LLC By: Ramius LLC, its sole member RAMIUS LLC By: C4S & Co., L.L.C., as managing member C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

/s/ Jeffrey M. Solomon
JEFFREY M. SOLOMON Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

CUSIP NO. 452521107

SCHEDULE A

Transactions by the Reporting Persons and Parche, LLC  in the Shares Since the Filing of the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD

252	3.8267	09/14/09
8,148	3.8353	09/17/09
6,804	4.1243	09/18/09
85	4.0000	09/18/09
5,711	4.1462	09/22/09
12,600	4.2721	09/23/09
588	4.2135	09/23/09
12,012	4.2177	09/24/09
1,155	4.2049	09/24/09
21,525	4.2023	09/25/09
252	4.2000	09/25/09
16,548	4.2090	09/28/09
4,848	4.3741	09/28/09
7,752	4.3530	09/29/09
335	4.4312	09/29/09
12,265	4.4243	09/29/09
252	4.3817	09/30/09
12,348	4.3760	09/30/09
(5,738) #	4.2800	10/01/09
(2,048) #	4.2800	10/01/09
(452) #	4.2800	10/01/09
(435) #	4.2800	10/01/09
(4,096) #	4.2800	10/01/09
(9,325) #	4.2800	10/01/09
(7,993) #	4.2800	10/01/09
(11,378) #	4.2800	10/01/09
(19,608) #	4.2800	10/01/09
(82,792) #	4.2800	10/01/09
(3,234) #	4.2800	10/01/09
(20,038) #	4.2800	10/01/09
(255) #	4.2800	10/01/09
(9,227) #	4.2800	10/01/09
(6,182) #	4.2800	10/01/09
(3,300) #	4.2800	10/01/09
(6,827) #	4.2800	10/01/09

# Shares were transferred to RCG PB, Ltd., an affiliate of Ramius Value and Opportunity Master Fund Ltd, in connection with a restructuring of the Reporting Persons’ ownership in the Issuer.

CUSIP NO. 452521107

(7,456) #	4.2800	10/01/09
(7,750) #	4.2800	10/01/09
(8,369)#	4.2800	10/01/09
(1,024)#	4.2800	10/01/09
(8,571) #	4.2800	10/01/09
(303) #	4.2800	10/01/09
(5,689) #	4.2800	10/01/09
(4,361) #	4.2800	10/01/09
(9,178) #	4.2800	10/01/09
(11,801) #	4.2800	10/01/09
(607) #	4.2800	10/01/09
(6,409) #	4.2800	10/01/09
(4,096) #	4.2800	10/01/09
(2,444) #	4.2800	10/01/09
(4,638) #	4.2800	10/01/09
(11,378) #	4.2800	10/01/09
(1,669) #	4.2800	10/01/09
(14,308) #	4.2800	10/01/09
(7,282) #	4.2800	10/01/09
(569) #	4.2800	10/01/09
(6,846) #	4.2800	10/01/09
(11,687) #	4.2800	10/01/09
(4,532) #	4.2800	10/01/09
(493) #	4.2800	10/01/09
(4,402) #	4.2800	10/01/09
(2,958) #	4.2800	10/01/09
(683) #	4.2800	10/01/09
(1,801) #	4.2800	10/01/09
(12,990) #	4.2800	10/01/09
(42) #	4.2800	10/01/09
(9,970) #	4.2800	10/01/09
(4,930) #	4.2800	10/01/09
(5,689) #	4.2800	10/01/09
(9,330) #	4.2800	10/01/09
(6,865) #	4.2800	10/01/09
(6,622) #	4.2800	10/01/09
(7,661) #	4.2800	10/01/09
(8,305) #	4.2800	10/01/09
(11,535) #	4.2800	10/01/09
(9,094) #	4.2800	10/01/09
(13,564) #	4.2800	10/01/09
(14,245) #	4.2800	10/01/09
(7,585) #	4.2800	10/01/09
(2,117) #	4.2800	10/01/09
(5,468) #	4.2800	10/01/09
(38) #	4.2800	10/01/09
(2,863) #	4.2800	10/01/09

# Shares were transferred to RCG PB, Ltd., an affiliate of Ramius Value and Opportunity Master Fund Ltd, in connection with a restructuring of the Reporting Persons’ ownership in the Issuer.

CUSIP NO. 452521107

(1,214)#	4.2800	10/01/09
(48) #	4.2800	10/01/09
(1,724) #	4.2800	10/01/09
(3,793) #	4.2800	10/01/09
(20,662) #	4.2800	10/01/09
(15,170) #	4.2800	10/01/09
(33,763) #	4.2800	10/01/09
(1,187) #	4.2800	10/01/09
(3,431) #	4.2800	10/01/09
(1,498) #	4.2800	10/01/09
(4,563) #	4.2800	10/01/09
(834) #	4.2800	10/01/09
(6,102) #	4.2800	10/01/09
(341) #	4.2800	10/01/09
(14,679) #	4.2800	10/01/09
(323) #	4.2800	10/01/09
(7,065) #	4.2800	10/01/09
(9,924) #	4.2800	10/01/09
(700) #	4.2800	10/01/09
(10,407) #	4.2800	10/01/09
(114) #	4.2800	10/01/09
(3,679) #	4.2800	10/01/09
(3,072) #	4.2800	10/01/09
(38) #	4.2800	10/01/09
(2,579) #	4.2800	10/01/09
(5,689) #	4.2800	10/01/09
(265) #	4.2800	10/01/09
(5,423) #	4.2800	10/01/09
(521) #	4.2800	10/01/09
(9,719) #	4.2800	10/01/09
(114) #	4.2800	10/01/09
(7,471) #	4.2800	10/01/09
(2,189) #	4.2800	10/01/09
(3,500) #	4.2800	10/01/09
(151) #	4.2800	10/01/09
(5,538) #	4.2800	10/01/09
(114) #	4.2800	10/01/09
(5,575) #	4.2800	10/01/09
7,350	4.1971	10/01/09
245	4.2900	10/01/09
11,025	4.2548	10/01/09
4,459	4.2004	10/02/09

# Shares were transferred to RCG PB, Ltd., an affiliate of Ramius Value and Opportunity Master Fund Ltd, in connection with a restructuring of the Reporting Persons’ ownership in the Issuer.

CUSIP NO. 452521107

PARCHE, LLC

1,552	3.8353	09/14/09
64	4.4312	09/29/09
(3,513)*	4.2800	10/01/09
(1,552)*	4.2800	10/01/09
(64)*	4.2800	10/01/09

RAMIUS ENTERPRISE MASTER FUND LTD

48	3.8267	09/14/09
1,296	4.1243	09/17/09
16	4.0000	09/18/09
1,088	4.1462	09/18/09
2,400	4.2721	09/22/09
112	4.2135	09/23/09
2,288	4.2177	09/23/09
220	4.2049	09/24/09
4,100	4.2023	09/24/09
48	4.2000	09/25/09
3,152	4.2090	09/25/09
924	4.3741	09/28/09
1,476	4.3530	09/28/09
2,336	4.4243	09/29/09
48	4.3817	09/30/09
2,352	4.3760	09/30/09
3,513**	4.2800	10/01/09
1,552**	4.2800	10/01/09
64**	4.2800	10/01/09
1,950	4.1971	10/01/09
65	4.2900	10/01/09
2,925	4.2548	10/01/09
1,183	4.2004	10/02/09

RCG PB, LTD.

3,234##	3.7273	10/01/09
341##	3.7009	10/01/09
20,038##	3.7518	10/01/09
14,679##	3.6770	10/01/09
255##	3.7803	10/01/09
9,227##	3.7799	10/01/09
323##	3.7231	10/01/09
7,065##	3.8005	10/01/09

* Shares were transferred to Ramius Enterprise Master Fund Ltd, an affiliate of Parche, LLC, in connection with a restructuring of the Reporting Persons’ ownership in the Issuer.
** Shares were acquired from Parche, LLC, an affiliate of Ramius Enterprise Master Fund Ltd, in connection with a restructuring of the Reporting Persons’ ownership in the Issuer.
## Shares were acquired from Ramius Value and Opportunity Master Fund Ltd, an affiliate of RCG PB, Ltd., in connection with a restructuring of the Reporting Persons’ ownership in the Issuer.

CUSIP NO. 452521107

6,182##	3.5752	10/01/09
3,300##	3.5692	10/01/09
6,827##	3.6178	10/01/09
7,456##	3.6700	10/01/09
9,924##	3.8775	10/01/09
7,750##	3.6519	10/01/09
700##	3.8522	10/01/09
10,407##	3.8315	10/01/09
8,369##	3.6373	10/01/09
114##	3.8357	10/01/09
3,679##	3.8398	10/01/09
1,024##	3.6458	10/01/09
8,571##	3.6420	10/01/09
3,072##	4.1288	10/01/09
38##	4.0090	10/01/09
2,579##	4.1507	10/01/09
303##	3.5945	10/01/09
5,689##	4.2821	10/01/09
265##	4.2225	10/01/09
5,423##	4.2222	10/01/09
521##	4.2139	10/01/09
9,719##	4.2068	10/01/09
114##	4.2090	10/01/09
7,471##	4.2135	10/01/09
5,689##	4.2579	10/01/09
2,189##	4.3831	10/01/09
3,500##	4.3575	10/01/09
4,361##	4.2339	10/01/09
9,178##	4.2508	10/01/09
11,801##	4.2485	10/01/09
151##	4.4402	10/01/09
5,538##	4.4288	10/01/09
114##	4.3907	10/01/09
5,575##	4.3805	10/01/09
607##	4.3109	10/01/09
6,409##	4.3926	10/01/09
4,096##	4.2741	10/01/09
2,444##	4.2451	10/01/09
4,638##	4.2594	10/01/09
11,378##	4.5047	10/01/09
1,669##	4.4306	10/01/09
14,308##	4.4662	10/01/09
7,282##	4.3911	10/01/09
569##	4.3878	10/01/09
6,846##	4.2768	10/01/09
11,687##	4.2827	10/01/09

## Shares were acquired from Ramius Value and Opportunity Master Fund Ltd, an affiliate of RCG PB, Ltd., in connection with a restructuring of the Reporting Persons’ ownership in the Issuer.

CUSIP NO. 452521107
4,532##	4.4102	10/01/09
493##	4.4057	10/01/09
4,402##	4.3766	10/01/09
2,958##	4.4168	10/01/09
683##	4.4039	10/01/09
1,801##	4.3969	10/01/09
12,990##	4.2917	10/01/09
42##	4.4090	10/01/09
9,970##	4.3843	10/01/09
4,930##	4.1321	10/01/09
5,689##	4.1136	10/01/09
9,330##	4.2374	10/01/09
6,865##	4.2237	10/01/09
6,622##	4.2580	10/01/09
7,661##	4.2529	10/01/09
8,305##	4.2653	10/01/09
11,535##	4.2683	10/01/09
9,094##	4.1672	10/01/09
13,564##	4.2392	10/01/09
14,245##	4.2196	10/01/09
7,585##	4.2027	10/01/09
2,117##	4.1986	10/01/09
5,468##	4.1874	10/01/09
38##	4.2091	10/01/09
2,863##	4.2200	10/01/09
1,214##	4.2020	10/01/09
48##	4.2090	10/01/09
5,738##	4.6731	10/01/09
1,724##	4.2024	10/01/09
3,793##	3.9050	10/01/09
2,048##	4.6934	10/01/09
452##	4.6661	10/01/09
20,662##	3.9155	10/01/09
15,170##	3.6351	10/01/09
33,763##	3.6200	10/01/09
1,187##	3.5466	10/01/09
3,431##	3.5035	10/01/09
435##	5.0859	10/01/09
1,498##	3.6020	10/01/09
4,563##	3.5987	10/01/09
4,096##	4.6948	10/01/09
9,325##	4.5848	10/01/09
7,993##	4.6318	10/01/09
834##	3.7383	10/01/09
6,102##	3.7663	10/01/09
11,378##	3.9883	10/01/09
19,608##	3.9147	10/01/09
82,792##	3.9169	10/01/09
5,700	4.1971	10/01/09
190	4.2900	10/01/09
8,550	4.2548	10/01/09
3,458	4.2004	10/02/09

## Shares were acquired from Ramius Value and Opportunity Master Fund Ltd, an affiliate of RCG PB, Ltd., in connection with a restructuring of the Reporting Persons’ ownership in the Issuer.

CUSIP NO. 452521107

SCHEDULE B

Directors and Officers of Ramius Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Jeffrey M. Solomon Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

Mark R. Mitchell Director	Partner of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies	Cayman Islands

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies	Cayman Islands

CUSIP NO. 452521107

SCHEDULE C

Directors and Officers of Ramius Enterprise Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Morgan B. Stark Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

Marran Ogilvie Director	Chief Operating Officer of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies	Cayman Islands

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies	Cayman Islands

CUSIP NO. 452521107

SCHEDULE D

Directors and Officers of RCG PB, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Morgan B. Stark Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

Marran Ogilvie Director	Chief Operating Officer of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies	Cayman Islands

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies	Cayman Islands